Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Notification of share dealing by proposed director

Stewart Hainsworth, currently responsible for developing markets, who will be appointed to the board of Gallaher Group Plc on 1 October 2004 (as announced on 16 July 2004), has today informed the Company that on 27 September 2004 he purchased 40,000 ordinary 10p shares in the Company. These shares were purchased at the following prices:

8,827	shares at £6.355
10,721	shares at £6.36
2,705	shares at £6.365
17,747	shares at £6.37

Mr Hainsworth now has a beneficial interest in 220,062 ordinary shares. Details of Mr Hainsworth’s participation in the Group’s long-term incentive plans remain as stated in the 16 July 2004 announcement concerning his proposed appointment to the board.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: September 30, 2004	Title:	Deputy Company Secretary